Tuesday 26th July 2011

National Grid plc (‘the Company’)

AGM poll results

Yesterday, 25th July 2011, the Company held its 2011 Annual General Meeting (“AGM”).

The results of the AGM resolutions, all decided by way of poll, are set out below:

Resolution		Details	For (% of shares	Against (% of
			voted)	shares voted)
1		To receive the Annual Report and Accounts	99.54	0.46

2		To declare a final dividend	99.89	0.11

3		To re-elect Sir John Parker	96.82	3.18

4		To re-elect Steve Holliday	98.68	1.32

5		To elect Andrew Bonfield	98.88	1.12

6		To re-elect Tom King	98.66	1.34

7		To re-elect Nick Winser	98.82	1.18

8		To re-elect Ken Harvey	92.10	7.90

9		To re-elect Linda Adamany	99.24	0.76

10		To re-elect Philip Aiken	98.85	1.15

11		To re-elect Stephen Pettit	92.12	7.88

12		To re-elect Maria Richter	99.10	0.90

13		To re-elect George Rose	92.11	7.89

14		To reappoint the auditors PricewaterhouseCoopers LLP	99.43	0.57

15		To authorise the Directors to set the auditors’ remuneration	99.54	0.46

16		To approve the Directors’ Remuneration Report	63.62	36.38

17		To authorise the Directors to allot ordinary shares	83.56	16.44

18	*	To disapply pre-emption rights	98.92	1.08

19	*	To authorise the Company to purchase its own ordinary shares	99.24	0.76

20	*	To authorise the Directors to hold general meetings on 14 clear days’ notice	92.37	7.63

21		To reapprove the Share Incentive Plan	99.36	0.64

22		To reapprove the Employee Stock Purchase Plan	99.01	0.99

23		To approve the Sharesave Plan	98.18	1.82

24		To approve the Long Term Performance Plan	92.29	7.71

* Special resolution

As required by the FSA Listing Rules, copies of AGM resolutions numbers 16-24 will be made available for inspection from the National Storage Mechanism, situated at: www.hemscott.com/nsm.do

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website
www.nationalgrid.com/corporate/Investor+Relations/AGMInformation/2011/